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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges
(In thousands)

	For Fiscal Years Ended September 30,					Six Months Ended March 31,
	2002	2003	2004	2005	2006	2006	2007
Fixed Charges:
Interest expense	2,149	1,508	3,434	4,109	1,890	1,041	63,403
Estimated interest in rental expense	23,528	25,592	30,217	34,456	37,373	18,243	19,857

Total Fixed Charges	25,677	27,100	33,651	38,565	39,263	19,284	83,260

Earnings:
Pre-tax income from continuing operations	154,810	169,718	167,369	189,615	180,109	105,632	37,986
Adds:
Fixed charges	25,677	27,100	33,651	38,565	39,263	19,284	83,260

Earnings	180,487	196,818	201,020	228,180	219,372	124,916	121,246

Ratio of earnings to fixed charges	7.0	7.3	6.0	5.9	5.6	6.5	1.5

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